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                                                                    EXHIBIT 99.1

(BW)(QUINTALINUX)(QLNX) Quintalinux and Huadi Memorandum Establishes Framework for Marketing and Technological Cooperation between Major Asian Linux Software Firms

    Business Editors/Hi-Tech Writers

    HONG KONG--(BUSINESS WIRE)--Aug. 15, 2001--Quintalinux Limited (NASDAQ:QLNX), a major marketer of intelligent buildings in the Hong Kong and People's Republic of China (PRC), and Linux-based systems, applications and services in Hong Kong and Asia, announced today the signing of a Memorandum of Understanding with Huadi Computer Co., Ltd. of Beijing. Huadi is a leading Linux-based systems integration and IT services provider in the PRC.

    Under the Memorandum, Huadi and Quintalinux have outlined a framework within which future specific agreements will be made to share their technological expertise, marketing strengths and relationships for their mutual economic benefit. The Memorandum spans a wide range of potential business areas including marketing, technical and project investment, and the joint promotion of Linux-based IT application services and products in the rapidly growing Chinese and Asian markets.

    Huadi, with revenues of over USD40 million, was founded in 1994 as a joint technology venture between Chinese Aerospace Corporation, a PRC government entity, and the former Digital Equipment Corporation of the United States. In the few years since its inception, Huadi has established a foothold across China in 28 major cities, with customers in such high-priority industries as aerospace, power production, telecom, defense, transportation, government, social security, real estate and public safety. Huadi has also formed major strategic relationships with IBM, Compaq, Oracle and Cisco.

    Huadi's systems integration, applications, and IT services are based on Linux open access technology, which is supported by the PRC government. The PRC has made a major financial commitment to the future of Linux-based technology in China, funding research at major educational institutions, and applications development in top PRC software firms.

    Chairman Tat of Quintalinux, discussing the Memorandum commented, "Huadi is a major player in the Chinese market for Linux-based systems and applications. Huadi's solid track record and wide customer base in China's high-priority industries has enabled them to stay at the cutting edge of Linux technology and applications development. This Memorandum sets the stage for future agreements on the cross-marketing of products and technology between our firms."

    Mr. C. J. Zhang, President and CEO of Huadi also pointed out, "We look forward to working with Quintalinux and anticipate that future opportunities for investment, marketing and technological development will be of economic benefit both of our firms. Both of our firms have made major commitments to the Linux-based systems and applications technology in Asia. As a part of our individual Linux strategies we have each recently acquired right from US TurboLinux to market TurboLinux in our respective markets. Huadi plans to develop TurboLinux into its flagship Linux product in the Asian marketplace and welcomes the addition of Quintalinux's marketing presence to accelerate awareness and acceptance of TurboLinux throughout Asia."



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    About Quintalinux

    Quintalinux is an Intelligent Building Solution provider that provides one-stop solutions including commercial and interior system design, software applications, system integration and application development for Linux operating systems.

    Disclaimer

    Some statements in this news release may constitute "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from future results or performance expressed or implied by those forward-looking statements.


    CONTACT: Quintalinux Limited
             David C. V. Lee, CEO, 852/2904-0303
             davidlee@quintalinux.com
               or
             Wall Street Investor Relations Corp.
             Lisa S. Arnold, Director, 703/893-8943
             larnold@wallstreetir.com